Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits hereto, and to the applicable provisions of Delaware law.

We have authorized capital stock consisting of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock. Except as otherwise provided in the certificate of designation of any series of preferred stock we may issue, the number of authorized shares of common stock or preferred stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of our capital stock.

As of April 14, 2025, we had 32,198,214 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Unless stated otherwise, the following discussion summarizes the terms and provisions of our amended and restated certificate of incorporation and our restated bylaws.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of redeemable convertible preferred stock.

Preferred Stock

We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of the date of this prospectus, we had outstanding stock options to purchase an aggregate of 4,329,617 shares of our common stock, with an exercise price of $1.30 per share, which were issued under the Lomond Plan that was assumed in connection with the Merger.

Warrants

As of the date hereof, the Placement Agent Warrants consist of two warrants and entitle their holders to purchase an aggregate of 275,410 shares of common stock, with a term of four years and an exercise price of $4.00 per share (as may be adjusted for stock splits, stock dividends, combinations, recapitalizations or similar events) which are exercisable starting on June 1, 2025.

The Placement Agent Warrants contain customary provisions for adjustment in the event of stock splits, subdivision or combination, mergers and similar events.

See the section titled “Description of the Merger, the Offering, and Related Transactions—Registration Rights Agreement” for a description of the registration rights granted to (among others) the holders of the Placement Agent Warrants, which description is incorporated herein by reference.

This summary descriptions of the warrants described above is qualified in their entirety by reference to the form of such warrants filed as an exhibit to this prospectus.

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

●	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

●	Board Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize our board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

●	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of 66 2/3% of our then-outstanding shares of our common stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

●	Stockholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that stockholders are not able to take action by written consent, and are only able to take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provides that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

●	Issuance of Undesignated Preferred Stock. Our board of directors has, the authority, without further action by the holders of common stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employee to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or  any action as to which the DGCL confers jurisdiction on the Court of Chancery, except for any action asserted to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal jurisdiction. Our amended and restated certificate of incorporation also provides that the U.S. federal district courts is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Some companies that adopted a similar federal district court forum selection provision were subject to a suit in the Chancery Court of Delaware by stockholders who asserted that the provision is not enforceable. While the Delaware Supreme Court held that such federal district court forum selection provision was in fact valid, there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that our federal district court forum selection provision should be enforced in a particular case. These choice of forum provisions do not apply to actions brought to enforce a duty or liability created by the Exchange Act. We intend for the choice of forum provision regarding claims arising under the Securities Act to apply despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act. Our exclusive forum provision does not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find such provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

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